FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 2007

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

Business House F, Level 2
RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ, DEPOT CODE: 045

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements, in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K: ________

Enclosures

1.   Rule 8.3 - Dobbies Garden PLC announcement made on 5 July 2007
2.   Joint Venture - Sempura announcement made on 9 July 2007
3.   Director/PDMR Shareholding announcement made on 10 July 2007
4.   Rule 8.3 - Dobbies Garden PLC announcement made on 12 July 2007
5.   Supplementary Prospectus announcement made on 24 July 2007
6.   Circ. re EGM announcement made on 26 July 2007

Enclosure 1

                                                                        FORM 8.3

    DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

              (Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)                     Adam & Company Investment
                                                    Management Limited
Company dealt in                                    Dobbies Garden Centres plc
Class of relevant security to which the dealings    Ordinary 10p shares
being disclosed relate (Note 2)

Date of dealing                                     4/7/07

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

                                                       Long           Short
                                                 Number (%)       Number (%)
(1) Relevant securities                          168,214 1.67
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total                                            168,214 1.67

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

           Class of relevant security:                  Long          Short
                                                   Number (%)     Number (%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c) Rights to subscribe (Note 3)

Class of relevant security:                                   Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale    Number of securities          Price per unit (Note 5)

Sale                   3,000                             16.80

(b) Derivatives transactions (other than options)

Product      Long/short (Note   Number of securities (Note Price per unit (Note
name,        6)                 7)                         5)
e.g. CFD

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product Writing,       Number of          Exercise Type, e.g.  Expiry Option
name,   selling,       securities to               American,          money
        purchasing,    which the option            European
        varying etc.   relates (Note 7)            etc.
e.g.                                      price                date   paid/
call                                                                  received
option                                                                per unit
                                                                      (Note 5)

(ii) Exercising

Product name, e.g. call       Number of           Exercise price per unit (Note
option                        securities          5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)  Details  Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure                          5/7/07

Contact name                                Richard Hopkins, The Royal Bank of
                                            Scotland Group plc.
Telephone number                            020 7714 4459

If a connected EFM, name of offeree/offeror N/A
with which connected
If a connected EFM, state nature of         N/A
connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk

Enclosure 2

       RBS and Sempra Energy announce Joint Venture Commodities Business

  RBS Sempra Commodities LLP to Significantly Expand RBS's Global Commodities
                                    Platform

RBS and Sempra Energy (NYSE: SRE) have announced that they will form a joint venture in commodities. The joint venture will be called RBS Sempra Commodities
LLP.

RBS, through the joint venture, will acquire a majority shareholding in Sempra
Commodities, Sempra's successful commodities trading and marketing business, headquartered in Stamford, CT, for a consideration of $1.35bn. The transaction will have negligible impact on RBS Group's capital ratios and will be immediately accretive to RBS's earnings per share. The joint venture will be a significant expansion of the activities of RBS's Global Banking & Markets
Division (GBM) in this important asset class and provides excellent opportunities for further growth.

Johnny Cameron, Director of RBS, said: "Over the past five years RBS has successfully built a first class global customer franchise in the areas of loans, bonds, fixed income and treasury risk management products, in our key markets of Europe, US and AsiaPacific. This joint venture brings leadership in a major asset class which will further complement that position. We are delighted that in forming this joint venture we will have more opportunities to meet the needs of our customers."

Sempra Commodities is currently a leading player globally in the trading and marketing of commodities and the provision of risk management products associated with this sector. In particular it is an established player in the
US, one of the world's largest energy markets and has an excellent knowledge of trading within the oil and gas sector. GBM is the leading project finance bank in the world and the leading lender to the renewable energy sector world wide.
The joint venture brings together two partners with clear complementary strengths.

The joint venture will also enable RBS to take advantage of important environmental opportunities such as offering customers hedging for carbon and green certificate projects.

Donald E. Felsinger, Chairman and CEO of Sempra Energy said "Over the past nine years, we have grown Sempra Commodities to become one of the most successful companies in its sector. Today's announcement establishing RBS Sempra
Commodities will allow for faster international expansion of the commodities business into new markets, leveraging RBS's strong presence in North America,
Europe and Asia, and utilise its financial strength to establish a leadership position in the commodities sector on a global scale."

RBS Sempra Commodities LLP will be consolidated within RBS's Global Banking &
Markets. David A. Messer, currently President of Sempra Commodities, will become
CEO of the joint venture, reporting to Jay Levine Head of GBM, North America and
Peter Nielsen, Head of Treasury and Investor Products, GBM. The transaction, which is expected to be completed by year-end, is subject to customary approvals by the U.K. Financial Services Authority, the U.S. Federal Reserve Board, the
Federal Energy Regulatory Commission and the Commodities Futures Trading
Commission.

For Further Information Contact:

RBS

Investor Relations

Richard O' Connor +44 207 672 1758

+ 44 7909 873681

Media

Carolyn McAdam +44 131 523 2055

+44 7796 274968

Sempra

Media

Doug Kline 001 619 540 1685 (cell)

About The Royal Bank of Scotland

The Royal Bank of Scotland Group (RBS) is a broadly based financial services group with operations spanning retail banking, corporate and commercial banking, financial markets activities, wealth management and insurance. It is currently the 3rd largest financial services group in Europe by market capitalisation and the 10th largest in the world.

RBS Global Banking & Markets is a leading banking partner to major corporations and financial and governmental institutions around the world. It provides a full range of debt financing, risk management and investment services. Its approach is built on innovative and flexible thinking, extensive resources and an unrelenting focus on client relationships.

About Sempra Energy

Sempra Commodities, based in Stamford, CT., is engaged in marketing and trading physical and financial energy products including crude oil and refined products, natural gas, coal and metals. It employs 850 people serving more than 2,600 customers worldwide and generated net after tax profits of $504m in 2006. Gas, power and oil businesses are the major contributors to its profits. Sempra
Energy, based in San Diego, Calif., is a Fortune 500 energy services holding company with 2006 revenues of nearly $12 billion. It employs 14,000 people serving more than 29 million consumers worldwide.

This announcement may contain forward looking statements, including such statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.

These statements concern or may affect future matters, such as the Group's economic results, business plans and strategies, and are based upon the current expectations of the directors. They are subject to a number of risks and uncertainties that might cause actual results and events to differ materially from the expectations expressed in or implied by such forward looking statements. Factors that could cause or contribute to differences in current expectations include, but are not limited to, regulatory developments, competitive conditions, technological developments and general economic conditions. These factors, risks and uncertainties are discussed in the Group's
SEC filings. The Group assumes no responsibility to update any of the forward looking statements contained in this announcement.

                                      ###

Enclosure 3

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL
RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

 (1)  An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
 (2)  An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
 (3)  An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
 (4)  An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to

(i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

iii

3. Name of person discharging managerial responsibilities/director

Sir Fred Goodwin

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

8. State the nature of the transaction

Participation in The Royal Bank of Scotland Group plc Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired

20

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

£6.43

14. Date and place of transaction

9 July 2007

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

200,664 shares 0.00212%

16. Date issuer informed of transaction

9 July 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Hew Campbell, Head of Group Secretariat

Date of notification

9 July 2007

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to

(i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

i

3. Name of person discharging managerial responsibilities/director

Miller Roy McLean

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

8 State the nature of the transaction

- Participation in The Royal Bank of Scotland Group plc Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired

20

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

£6.43

14. Date and place of transaction

9 July 2007

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

813,987 shares 0.00861%

16. Date issuer informed of transaction

9 July 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Hew Campbell, Head of Group Secretariat

Date of notification

9 July 2007

--------------------------------------------------------------------------------

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to

(i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

i

3. Name of person discharging managerial responsibilities/director

Brian John Crowe

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

8 State the nature of the transaction

Participation in The Royal Bank of Scotland Group plc Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired

20

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

£6.43

14. Date and place of transaction

9 July 2007

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

618,825 shares 0.00654%

16. Date issuer informed of transaction

9 July 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Hew Campbell, Head of Group Secretariat

Date of notification

9 July 2007
--------------------------------------------------------------------------------

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to

(i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

iii

3. Name of person discharging managerial responsibilities/director

Mark Andrew Fisher

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

8 State the nature of the transaction

Participation in The Royal Bank of Scotland Group plc Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired

20

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

£6.43

14. Date and place of transaction

9 July 2007

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

14,317 shares 0.00015%

16. Date issuer informed of transaction

9 July 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Hew Campbell, Head of Group Secretariat

Date of notification

9 July 2007
--------------------------------------------------------------------------------

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to

(i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

i

3. Name of person discharging managerial responsibilities/director

Neil James Roden

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

8 State the nature of the transaction

Participation in The Royal Bank of Scotland Group plc Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired

20

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

£6.43

14. Date and place of transaction

9 July 2007

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

35,273 shares 0.00037%

16. Date issuer informed of transaction

9 July 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Hew Campbell, Head of Group Secretariat

Date of notification

9 July 2007

--------------------------------------------------------------------------------

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to

(i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

i

3. Name of person discharging managerial responsibilities/director

Christopher Paul Sullivan

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

8 State the nature of the transaction

Participation in The Royal Bank of Scotland Group plc Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired

20

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

£6.43

14. Date and place of transaction

9 July 2007

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

68,121 shares 0.00072%

16. Date issuer informed of transaction

9 July 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Hew Campbell, Head of Group Secretariat

Date of notification

9 July 2007

Enclosure 4

                                                                        FORM 8.3
    DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
              (Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)                      Adam & Company Investment
                                                     Management Ltd.

Company dealt in                                     Dobbies Garden Centres plc

Class of relevant security to which the dealings     Ordinary 10p shares
being disclosed relate (Note 2)

Date of dealing                                      11/7/07

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)
                                                       Long           Short
                                                 Number (%)       Number (%)
(1) Relevant securities                          166,414 1.65
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total                                            166,414 1.65

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

           Class of relevant security:                  Long          Short
                                                   Number (%)     Number (%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c) Rights to subscribe (Note 3)

Class of relevant security:                                   Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale    Number of securities          Price per unit (Note 5)

Sale             1,800                         15.95

(b) Derivatives transactions (other than options)

Product      Long/short (Note   Number of securities (Note Price per unit (Note
name,        6)                 7)                         5)
e.g. CFD

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product Writing,       Number of          Exercise Type, e.g.  Expiry Option
name,   selling,       securities to      price    American,   date   money
e.g.    purchasing,    which the option            European           paid/
call    varying etc.   relates (Note 7)            etc.               received
option                                                                per unit
                                                                      (Note 5)

(ii) Exercising

Product name, e.g. call       Number of           Exercise price per unit (Note
option                        securities          5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)  Details  Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure                          12/7/07

Contact name                                Richard Hopkins, The Royal Bank of
                                            Scotland Group plc.

Telephone number                            020 7714 4459

If a connected EFM, name of offeree/offeror N/A
with which connected

If a connected EFM, state nature of         N/A
connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk

Enclosure 5

Publication of Supplementary Prospectus

The following supplementary prospectus has been approved by the UK Listing
Authority and is available for viewing:

Supplementary Prospectus for The Royal Bank of Scotland Group plc/The Royal Bank
of Scotland plc £45,000,000,000 Euro Medium Term Note Programme

To view the full Supplementary Prospectus, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/7997a_-2007-7-24.pdf

The document above is also available to the public for inspection at the UK
Listing Authority's Document Viewing Facility, 25 The North Colonnade, Canary
Wharf, London E14 5HS.

For further information, please contact:

Ron Huggett
Director, Capital Management & Securitisation
The Royal Bank of Scotland Group plc
5th Floor
280 Bishopsgate
London EC2M 4RB

TEL: 020 7085 4925
FAX: 020 7293 9966

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Supplementary Prospectus (and the Prospectus to which it relates) may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus)
only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus and the Supplementary Prospectus is not addressed. Prior to relying on the information contained in the Prospectus and the Supplementary Prospectus, you
must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

Enclosure 6

The Royal Bank of Scotland Group plc

Submission to the Document Viewing Facility

26 July 2007

In accordance with sections 9.6.1R and 9.6.3(1)R of the UK Listing Authority rules, The Royal Bank of Scotland Group plc has today submitted to the Document Viewing Facility a circular Letter to Shareholders (including notice of the Extraordinary General Meeting)
a Prospectus, and the supporting documentation.

For further information please contact:

Hew Campbell
Deputy Company Secretary
Business House F,
RBS Gogarburn,
PO Box 1000,
Edinburgh EH12 1HQ

Tel: 0131 626 4099

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 31 July 2007

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ H Campbell

Name: Title:	H Campbell Head of Group Secretariat